UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ClearPoint Business Resources, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

185061 10 8

(CUSIP Number)

Michael D. Traina

1600 Manor Drive, Suite 110

Chalfont, PA 18914

With copies to:

Alan Lieblich, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Traina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,260,573
8 SHARED VOTING POWER

8,375,886 (1) (2)
9 SOLE DISPOSITIVE POWER

3,260,573
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,375,886 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.5%(3)
14	TYPE OF REPORTING PERSON*

IN — Individual.

(1)	Michael Traina is deemed by a Rule of the Securities and Exchange Commission to have shared voting power only with respect to the matters described in Item 4. The number of shares reported as being beneficially owned are calculated based on the number of shares held by stockholders of ClearPoint Business Resources, Inc., including Mr. Traina, that are parties to the Voting Agreement described in Item 4 below. The aggregate amount includes the shares of Vahan Kololian, with whom Mr. Traina shares voting power, issuable upon exercise of 1,550,000 warrants which are immediately exercisable.

Mr. Traina disclaims beneficial ownership of 5,115,313 shares of which he has no dispositive power and this Schedule 13D shall not be construed as an admission that Mr. Traina is the beneficial owner of any securities covered by this Schedule 13D other than those to which he has dispositive power.

(2)	3,260,573 of the shares are beneficially owned by Mr. Traina for which he has dispositive power. The remaining 5,115,313 shares are owned by Vahan Kololian and Christopher Ferguson, through Optos Capital, LLC, persons with whom Mr. Traina shares voting power pursuant to the Voting Agreement described in Item 4 below.

(3)	Based upon 12,771,549 shares of common stock outstanding as of February 13, 2007, plus the shares of Vahan Kololian, with whom Mr. Traina shares voting power, issuable upon exercise of 1,550,000 warrants which are immediately exercisable.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.0001 par value (“Common Stock”), of ClearPoint Business Resources, Inc., a Delaware corporation, formerly known as Terra Nova Acquisition Corporation (“ClearPoint” or the “Company”). The principal executive office of ClearPoint is located at 1600 Manor Drive, Suite 110, Chalfont, PA 18914. Although voting power is shared, this is an individual filing made pursuant to Rule 13(d)-1(k)(2) under the Securities Exchange Act of 1934 (the “Act”). Messrs. Vahan Kololian and Christopher Ferguson, with whom Michael Traina shares voting power, have filed separate reports on Schedule 13D.

Item 2.	Identity and Background.

(a) Michael Traina

(b) Business Address:	1600 Manor Drive, Suite 110 Chalfont, PA 18914

(c) Occupation: Michael Traina is Chief Executive Officer of ClearPoint Business Resources, Inc.

(d) No

(e) No

(f) United States

Item 3.	Source or Amount of Funds or Other Consideration.

As more fully described under Item 4 below, pursuant to the Plan of Merger dated August 9, 2006 (the “Merger Agreement”), on February 12, 2007, the Company consummated the merger of its subsidiary with and into ClearPoint Resources, Inc. (“ClearPoint Resources”). Mr. Traina acquired all of the shares he owns in return for the shares of ClearPoint Resources he received in the merger.

Upon consummation of the Merger, the Company, Vahan Kololian, Mike Traina and Optos Capital LLC (“Optos”), entered into a voting agreement (the “Voting Agreement”) as described in Item 4 of this Schedule 13D with respect to the shares of Common Stock beneficially owned by these stockholders. Mr. Traina paid no additional consideration to obtain shared voting power pursuant to the Voting Agreement.

Item 4.	Purpose of the Transaction.

(a)-(j)

The Merger Agreement

On February 12, 2007, under an Agreement and Plan of Merger dated August 9, 2006 (the “Merger Agreement”), the Company consummated a merger with ClearPoint Resources, Inc., a Delaware corporation. As a result, CPBR Acquisition, Inc., (“CPBR”) a Delaware corporation and wholly-owned subsidiary of the Company, merged with and into ClearPoint Resources. The parties to the Merger Agreement included the Company, ClearPoint Resources, CPBR and all of ClearPoint Resources’ stockholders. At the closing of the merger, the ClearPoint Resources stockholders were issued an aggregate of 6,051,549 shares of the Company’s common stock. Mr. Traina received 3,260,573 shares of common stock in connection with the merger.

The above is a summary of the Merger and the Merger Agreement which is filed as Exhibit 1 to this Schedule 13D.

Voting Agreement

Pursuant to the Merger described in Item 3 above, Michael D. Traina, Optos and Vahan Kololian also entered into a voting agreement with the Company pursuant to which they agreed to vote for certain persons for election to the Company’s board of directors through the election in 2008. The Company will be obligated to provide that its board of directors be comprised of seven members and to enable the election to the board of directors of the persons designated by the parties to the voting agreement.

The execution of the Voting Agreement by Mr. Traina is not an affirmation by him of the existence of a group for the purpose of Rule 13d-5(b)(1) under the Act. Pursuant to Rule 13d-4 under the Act, Mr. Traina disclaims beneficial ownership of 5,115,313 of the shares of Common Stock held by the other parties to Voting Agreement.

The above is a summary of the Voting Agreement, which is filed as Exhibit 2 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)(b) Because Mr. Traina is a party to the Voting Agreement described in Item 4, Mr. Traina is deemed by Rule 13d-5(b)(1) of the Act to be the beneficial owner of all shares of the Company’s common stock owned by each party to the Voting Agreement, although he disclaims such beneficial ownership except as to shares to which he has dispositive power. As a result, he may be deemed to have shared voting power over:

•	3,260,573 shares of Common Stock of which he has dispositive power.
•	2,361,313 shares of Common Stock beneficially owned by Christopher Ferguson through Optos.
•	1,204,000 shares of Common Stock beneficially owned by Vahan Kololian; and
•	1,550,000 shares of Common Stock issuable to Vahan Kololian upon the exercise of warrants which are immediately exercisable.

As such, Mr. Traina may be deemed to beneficially own 8,375,886 shares of the Company’s common stock representing approximately 58.5% of the outstanding shares of Common Stock.

(c) Except as described in this Schedule 13D, Mr. Traina did not engage in any transactions in shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Merger Agreement, Voting Agreement and Lock-up Agreement, and as set forth below, to the best knowledge of Mr. Traina, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Lock-Up Agreement

Mr. Traina entered into a lock-up agreement that provides that he may not sell or otherwise transfer any of the shares of common stock of the Company that he received in the Merger until April 18, 2008.

The foregoing summary of the Lock-Up Agreement is qualified by reference to the form of Lock-Up Agreement which is filed as Exhibit 3 to this Schedule 13D.

Escrow Agreement

Ten percent of the shares issued to the ClearPoint Resources stockholders at the closing were placed in escrow to secure the indemnity rights of the Company under the Merger Agreement.

The above is a summary of the Escrow Agreement, which is filed as Exhibit 4 to this Schedule 13D.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.	Agreement and Plan of Merger(1)
2.	Form of Voting Agreement(2)
3.	Form of Lock-Up Agreement(3)
4.	Form of Escrow Agreement(4)

(1)	Included as Annex A of the Definitive Proxy Statement (No. 001-32455), filed January 22, 2007, and incorporated by reference herein.
(2)	Included as Annex D of the Definitive Proxy Statement (No. 001-32455), filed January 22, 2007, and incorporated by reference herein.
(3)	Included as Annex E of the Definitive Proxy Statement (No. 001-32455), filed January 22, 2007, and incorporated by reference herein.
(4)	Included as Annex C of the Definitive Proxy Statement (No. 001-32455), filed January 22, 2007 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2007

By:	/s/ Michael D. Traina
Michael D. Traina

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).